SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

[    ] TRANSITION REPORT PURSUANT TO SECTION 15 (de) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-17156

A. Full title of the plan and address of the plan, if different from that of the issuer named below: Merisel, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Merisel, Inc. 132 West 31th Street, New York, NY 10001

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Financial Statements

and Supplemental Schedule

December 31, 2012

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	3

Notes to Financial Statements	4-11

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of December 31, 2012 - Form 5500, Schedule H, Part IV, Item 4i	12

Signatures	13

Exhibit Index	14

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520-103-10 of the US Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

Merisel, Inc. 401(k) Retirement Savings Plan

New York, NY

We have audited the accompanying statements of net assets available for benefits of the Merisel, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

New York, New York

July 1, 2013

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments at fair value (Notes 4 and 5):

Prudential Retirement Insurance group annuity contract:
Pooled separate accounts	$11,253,663	$10,618,661
Guaranteed income fund	5,196,770	6,025,538
Merisel, Inc. common stock	8,391	99,598

Total investments	16,458,824	16,743,797

Receivables:
Notes receivable from participants	273,029	341,720

Net assets available for benefits	$16,731,853	$17,085,517

See accompanying notes to financial statements

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Interest income	$136,071
Net depreciation in fair value of Merisel, Inc. common stock	(46,771)
Net appreciation in fair value of pooled separate accounts	1,594,854
Total investment income	1,684,154

Participant contributions	816,199
Rollover contributions	215,944
Total contributions and rollovers	1,032,143

Total additions	2,716,297

Deductions from net assets attributed to:

Benefits paid to participants	3,000,418
Deemed distributions	61,192
Administrative expenses, net	8,351
Total deductions	3,069,961

Net decrease in plan assets	(353,664)

Net assets available for benefits:
Beginning of year	17,085,517

End of year	$16,731,853

See accompanying notes to financial statements

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

1.     Description of Plan

The following description of the Merisel, Inc. 401(k) Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of Merisel, Inc. the (“Company”) who have 30 days of service and are aged twenty-one years or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Prudential Bank and Trust Company is the trustee while Prudential Retirement Insurance and Annuity Company (collectively “Prudential”) is the custodian and record keeper of the plan.

Contributions

Each year, participants may contribute, through payroll deductions, up to 100 percent of their pretax annual compensation, as defined by the Plan, not to exceed $17,000 and 16,500 for 2012 and 2011, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may match certain of those contributions at the discretion of the Board of Directors. Prior to January 2009, the Company contributed 50 percent of the first 6 percent of compensation that a participant contributued to the plan. In January 2009, the Board of Directors elected to discontinue the Company’s matching contribution. Participants age 50 or over are permitted to make additional catch-up tax deferred contributions once the participant has reached a limit on those contributions imposed either by the Plan or by law. The extra amount a participant may contribute may not exceed $5,500 in years 2012 and 2011.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. The investment options, under the Plan’s group annuity contract with Prudential, are comprised of pooled separate accounts, funds held in the insurance company general account reflecting a guaranteed income fund, and Merisel Inc.’s common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, if any, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, contributions or account balances, as specified by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. A participant vests 25 percent per year over 4 years and is 100 percent vested after four years of service.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 limited to 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear an interest rate equal to 2 percentage points above the prime rate stated in the Wall Street Journal on the day the loan is made. The interest rates for loans outstanding at December 31, 2012 ranged from 5.25 percent to 10.25 percent. Principal and interest is paid ratably through payroll deductions. The repayment terms are five years or less, but a longer repayment may be permitted for a loan used to buy a principal residence. Participant loans are valued at the aggregate of the unpaid principal and accrued and unpaid interest.

On termination of employement, a participant has the option of repaying the loan before it defaults. If the participant does not repay the loan, it becomes a taxable distribution.

Payment of Benefits

On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of years. In service distributions are allowed under certain conditions.

Forfeited Accounts

At December 31, 2012 and 2011, forfeited nonvested accounts totaled $29,250 and $24,723, respectively. These accounts may be used to reduce future employer contributions to the Plan and/or to pay administrative expenses. In 2012 and 2011, employer contributions were reduced by $0 and $6,425 for the year ended December 31, 2012 and 2011, respectively, and administrative expenses were reduced by $0 for both years, from forfeited nonvested accounts.

2.     Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on underlying investments values on the last trade date of the Plan year.

The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the standard, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at contract value, which approximates fair value. The Guaranteed Income Fund is stated at fair value in accordance with the provisions of the standard. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses.

The Plan's investment in Merisel, Inc. common stock is stated at fair value as determined by quoted market prices.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Risks and Uncertainties

The plan provides for various investments options. Investments are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the accompanying financial statements.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Expenses incurred in the administration of the Plan are paid by the Plan, unless paid by the Company at its option. During 2012 and 2011, the Plan paid $12,893 and $4,915, respectively, to Prudential for administrative and transaction charges, as well as for fees related to the purchase and sale of Merisel, Inc. common stock. The Company at its discretion, paid the fees of the independent registered public accounting firm.

3.     Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

4.     Fair Value Measurements

The Plan follows FASB ASC 820 “Fair Value Measurements” which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the investments at fair value, as of December 31, 2012 and 2011. As required by FASB ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

There were no investments at fair value classified within level 3 as of December 31, 2012 and 2011.

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Prudential Retirement Insurance:

Balanced funds	$-	$2,896,310	-	$2,896,310
Fixed income fund	-	290,229	-	290,229
International stock fund	-	849,272	-	849,272
Large Cap Stock	-	3,688,722		3,688,722
Mid Cap Stock	-	2,020,988	-	2,020,988
Small Cap Stock	-	1,508,142	-	1,508,142
Guaranteed income fund	-	5,196,770	-	5,196,770
Merisel Common Stock	8,391	-	-	8,391

Total investments at fair value	$8,391	$16,450,433	-	$16,458,824

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Prudential Retirement Insurance:

Balanced funds	$-	$3,178,796	-	$3,178,796
Fixed income fund	-	286,759	-	286,759
International stock fund	-	676,986	-	676,986
Large Cap Stock	-	3,344,009		3,344,009
Mid Cap Stock	-	1,746,787	-	1,746,787
Small Cap Stock	-	1,385,324	-	1,385,324
Guaranteed income fund	-	6,025,538	-	6,025,538
Merisel Common Stock	99,598	-	-	99,598

Total investments at fair value	$99,598	$16,644,199	-	$16,743,797

There were no transfers among levels during the years ended December 31, 2012 and 2011.  There are no unfunded commitments and redemptions may occur daily.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

5.     Investments

The following presents the fair value of investments that represent five percent or more of the Plan’s net assets at December 31, 2012 and 2011:

	2012	2011
Prudential Retirement Insurance group annuity contract accounts:

Guaranteed Income Fund	$5,196,770	$6,025,538
Pooled separate accounts:
Dryden S&P 500 Index Fund	1,341,673	1,291,641
Fidelity Advisor Equity Growth Account	1,434,948	1,335,537
Lifetime Balanced Fund	891,899	1,026,548
Lifetime Conservative Growth Fund	841,528	898,249
Wells Fargo Advantage Small Cap Value Fund	1,106,405	1,025,648
Mid Cap Growth/Artisan Partners Fund	1,107,522	970,791

For the year ended December 31, 2012, the net appreciation in the fair value of investments in pooled separate accounts was $1,594,854 and the net depreciation of the fair value of the investment in Merisel, Inc. Common Stock was $46,771.

The investment contracts (Guaranteed Income Fund) earned an average interest rate of approximately 2.10% and 2.50% in the years ended December 31, 2012 and 2011, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 2.10% and 2.50% at December 31, 2012 and 2011, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance, which approximate the current market rate, were 2.10% and 2.50% at December 31, 2012 and 2011, respectively, and were determined based upon the performance of the Plan’s general account. The credited interest rates can be changed semi-annually. The guarantee is based on the Prudential’s ability to meet its financial obligations from its general assets. Restrictions apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

6.     Tax Status

The Plan is an individually designed plan. The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is tax exempt; therefore, no audits for any tax periods are in progress and there is no related interest or penalties related to uncertain tax positions. The administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

7.     Party-In-Interest Transactions

Certain plan investments are separate accounts managed by Prudential. Since Prudential is the trustee, custodian, and record keeper, Plan expenses discussed in Note 2 are considered party-in-interest transactions. Notes receivable from participants and Merisel, Inc. common stock are also considered party-in-interest transactions.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

(EIN 95-4172359 Plan 004)

Schedule of Assets (Held at End of Year)

(Form 5500, Schedule H, Part IV, Item 4i)

December 31, 2012

Identity of issuer or borrower	Description of investment	Cost	Current value

*Prudential Retirement Insurance
Guaranteed Income Fund	Guaranteed Income Fund	a	$5,196,770
Dryden S&P 500 Index Fund	Pooled Separate Account	a	1,341,673
Fidelity Advisor Equity Growth Account	Pooled Separate Account	a	1,434,948
Lifetime Aggressive Growth Fund	Pooled Separate Account	a	519,256
Lifetime Growth Fund	Pooled Separate Account	a	643,627
Lifetime Balanced Fund	Pooled Separate Account	a	891,899
Lifetime Conservative Growth Fund	Pooled Separate Account	a	841,528
International Blend/AQR	Pooled Separate Account	a	712,401
Mid Cap Value Fund (Wellington Mgmt.)	Pooled Separate Account	a	737,039
Wells Fargo Small Cap Value Fund	Pooled Separate Account	a	1,106,405
AllianceBerstein Growth & Income Fund	Pooled Separate Account	a	715,812
Mid Cap Growth/Artisan Partners Fund	Pooled Separate Account	a	1,107,522
Small Cap Growth/The Boston Co. Fund	Pooled Separate Account	a	320,031
International Blend/Thornburg Fund	Pooled Separate Account	a	136,871
T. Rowe Growth Stock Fund	Pooled Separate Account	a	157,625
Lord Abbett Small Cap Blend Fund	Pooled Separate Account	a	25,510
American Century Heritage Account	Pooled Separate Account	a	53,497
Invesco Small Cap Growth Fund	Pooled Separate Account	a	56,196
Neuberger Berman Large Cap Value	Pooled Separate Account	a	39,714
Core Bond Enhanced Index / PIM Fund	Pooled Separate Account	a	290,229
Invesco American Value Fund	Pooled Separate Account	a	83,216
Victory Dividend Stock Fund	Pooled Separate Account	a	38,664
*Merisel, Inc.	Shares of plan sponsor common stock	a	8,391
Total investments			16,458,824
*Notes receivable from participants	Fully secured loans with interest rates ranging from 5.25% to 10.25% maturing through September 2, 2022	-	273,029

			$16,731,853
*Indicates a party-in-interest to the Plan as defined by ERISA.

a Cost of participant directed investments is not required to be disclosed.

See accompanying Independent Auditors' Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2013	Merisel, Inc. 401(k) Retirement Savings Plan
(Name of plan)

	By:	/s/ John E. Ball
John E. Ball
Chief Accounting Officer

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

23.1                       Consent of Independent Registered Public Accounting Firm